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News Release – May 1, 2019

   Tanzanian Gold Announces Drill Results From Below the Open Pit at Buckreef

      including 1.0m @ 50.54g/t Gold and 1.2m @ 12.82g/t Gold in 21.3 meters of robust mineralization

Tanzanian Gold Corporation is pleased to announce the first set of assay results from its deep level diamond core drilling program at the Buckreef Project, aimed at better defining potential mineralized zones below the open pit as reported and published in the June 2018 Pre-Feasibility 43-101 Technical Report. Infill drilling within the open pit is continuing, highlights from which are also announced.

Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef Main zone include:

•

13.2m grading @ 4.57g/t Au from 360m including 2.5m

 grading @ 21.74g/t Au from 383m which included

1.0m grading @ 50.54g/t Au at 384m

•

8.0m grading @ 4.88g/t Au from 417m including 4.4m

grading @ 8.8.29 g/t Au from 418m that include

1.2m grading @ 12.82 g/t Au from 421.9m

Assay results for a third mineralized zone at depths below 450m are expected soon from the assay lab. The drill-hole was drilled to a depth of 555 meters, one (1) meter is equal to 3.2808 feet for a total depth of 1,820 feet, all diamond core.

Assay results from the on-going RC in-fill drilling program within the open pit have been received for five (5) additional holes PBR018, PBR019, PBR020, PBR01 and PBR024. Significant intercepts include:

•

Hole PBR18: 8m grading @ 1.17 g/t Au from 61m; and 3m

 grading @1.08g/t from 115m including 2m grading @1.55g/t from 116m

•

Hole PBR19: 6m grading @ 1.41 g/t Au from 15m including 2m grading @ 2.49g/t from 16m

•

Hole PBR20: 3m grading @ 2.27 g/t Au from 55m; 3m grading

 @ 1.45g/t from 65m; and 1m grading @ 2.78g/t from 76m

The intersections reported here are a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. Jim Sinclair, Chairman (TRX) commented, “We are pleased with the first results from our deeper drilling below the open pit using core drilling to better define more robust mineralized zones that may extend below the pit bottom." Mr. Sinclair also noted " Our in-fill drilling program in the open pit area has passed the mid-point of planned drilling, and, I believe, that the results will help move Inferred Resources into the Measured and Indicated categories"."

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.    Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

Jim Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations at 860-248-0999, email m.martin@tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured",

"indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.